Filed by Magnum Coal Company, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to
Rule 14a-12 Under the Securities Exchange Act of 1934
Subject Company: Patriot Coal Company
Commission File No. of Subject Company: 001-33466

THE FOLLOWING LETTER WAS DISTRIBUTED BY MAGNUM COAL COMPANY ON APRIL 2, 2008

Magnum Coal Company 500 Lee Street, East Suite 900 Charleston, WV 25301 Phone: (304) 380-0200 Fax: (304) 380-0212

Patriot Coal Corporation announced today the proposed acquisition of Magnum Coal Company.  Upon closing, the combined entity will be the 7th largest US coal producer with over 40 million tons of annual coal sales, over $2 billion dollars of annual revenues and a reserve base of approximately 1.9 billion tons. Patriot has a strong presence in Central Appalachia as well as mining operations in Northern Appalachia and the Midwest.  Patriot is a publicly-traded company listed on the New York Stock Exchange under the symbol PCX. For more information on Patriot I would suggest you go to their web page: www.patriotcoal.com.

Since early 2006 Magnum has established itself as a premier Central Appalachian coal company with a strong reserve base, a very competitive cost structure and, most importantly, a highly skilled workforce with the focus, dedication and energy to succeed in the most challenging circumstances. As I have communicated on several occasions, Magnum fully expected to be a participant in the consolidation of the coal industry likely to take place in the coming years-- this transaction defines that participation.

Independently, I believe both Patriot and Magnum have operations and resources that would drive their continued success. However, these two organizations combined will be able to take advantage of the many complementary strengths created from the merger, establishing an even stronger enterprise that is better positioned to take advantage of the long term opportunities in this industry.  Patriot has mining operations and reserves in coal basins where Magnum has no presence, which provides a broader operating base and ultimately strengthens our overall future prospects. Our low sulfur and growing metallurgical coal production complements Patriot’s strong presence in the high sulfur and metallurgical markets. Magnum’s transportation strengths will provide additional depth to Patriot’s operations on the CSX, Norfolk Southern railroad and river markets. Additionally, our surface operations bring diversity as well as surface mining expertise to Patriot’s predominately underground operations.

Ultimately, a successful coal company is defined by its resources and the people that harvest them in a safe and productive manner and within the boundaries of sound environmental stewardship. Magnum’s work force is the best with which I have ever been associated and ultimately the success of the combined entity will be enhanced by the strengths both companies currently possess today: outstanding workforces, strong coal reserves and best practices in the industry.

I am very excited about this transaction and believe that the combination of these two entities will create a stronger company and ultimately provide opportunities for Magnum’s employees. It is expected that the actual closing of the transaction will take place sometime this summer after the requisite government and Patriot shareholder approvals are received. In the meantime I would ask you to continue to apply your same level of enthusiasm, energy and attention to your duties at Magnum as we look forward to an even stronger and more successful future.

Sincerely,

Paul H. Vining
Chief Executive Officer

Important Information for Stockholders

Patriot Coal Corporation (the "Company") will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") in connection with the proposed issuance of Company common stock in the transaction with Magnum Coal Company ("Magnum"). Investors and stockholders are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about the proposed transaction. Investors and stockholders may obtain these documents free of charge at the website maintained by the SEC at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Magnum, Patriot and certain of their respective directors, officers and/or other employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed issuance.   Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 14, 2008 and in the Information Statement filed as Exhibit 99.1 to the Report on Form 8-K filed by the Company with the SEC on October 24, 2007.  Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.